FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Director Shareholding dated 15 April 2005
Exhibit No. 2 - Investor Presentation dated 20 April 2005
Exhibit No. 3 - Result of AGM dated 20 April 2005
Exhibit No. 4 - Holding(s) in Company dated 27 April 2005
Exhibit No. 5 - Transaction in Own Shares dated 27 April 2005
Exhibit No. 6 - Director Shareholding dated 28 April 2005
Exhibit No. 7 - Transaction in Own Shares dated 29 April 2005

Exhibit No. 1

April 15, 2005

Dear Sirs

HANSON PLC - SECTION 329 COMPANIES ACT 1985

1.           Following the invitation made to all eligible employees on March 18, 2005 I hereby notify you that J C Nicholls, a director of the Company, and his wife have today been granted options to subscribe for 2,398 and 1,439 Hanson ordinary shares, respectively, at a price of 395p per share under Hanson's UK Inland Revenue approved savings related Sharesave Scheme.

2.           In total over 1,500 employees were granted options over approximately 1.45 million ordinary shares on April 15, 2005 at an exercise price of 395p.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 2

April 20, 2005

Hanson update presentation

Hanson will be hosting a half day presentation for the finanical community in London on Thursday April 21,
2005.

Presentations will be made by Alan Murray, Chief Executive, Jonathan Nicholls, Finance Director, and the
heads of Hanson's six divisions.

The aim of the presentation is to update investors on Hanson's strategy and operations. Any comments on the trading outlook will be consistent with the update provided at Hanson's AGM on April 20, 2005.

A copy of the presentation material will be available on Hanson's website www.hanson.biz at 2.30pm on
Thursday April 21, 2005.

Inquiries:        Nick Swift / Carol Ann Walsh
                  Hanson PLC
                  Tel: + 44 (0)207 245 1245

Notes:
1.   Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and
     Continental Europe.
2.   Hanson operates an e-mail distribution service for press releases and other corporate information.
     Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
3.   High-resolution Hanson images are available to download from Hanson's website and from
     www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and
ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

END

Exhibit No. 3

April 20, 2005

Annual General Meeting - Resolutions

Hanson PLC confirms that all resolutions proposed at the Annual General Meeting held on April 20, 2005 were duly passed by shareholders, including items of special business relating to the authority to allot shares generally up to an aggregate nominal amount of £24,550,000, limited authority to allot shares for cash up to an aggregate nominal amount of £3,680,000, limited authority to purchase the Company's own shares up to an aggregate of 73.6 million shares and authority to amend the Company's Articles of Association in relation to the indemnification of directors.

At the conclusion of the meeting, C D Collins, having served as chairman, and Simon Keswick and Lord Baker, having served as non-executive directors of the Company, both retired from the board not having sought re-election.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 4

Hanson PLC

April 27, 2005

Holding in Company

Hanson PLC has received notification that, on April 25, 2005, Legal and General Group PLC and/or its
subsidiaries have a notifiable interest in 36,911,180 ordinary shares, representing 5.01% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 27 April 2005

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 468.6p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 6,850,000 of its ordinary shares in treasury and has 730,118,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Justin Read                    Jeremy Thompson
           Hanson PLC                     ABN AMRO Hoare Govett
           Tel: +44 (0)20 7245 1245       Tel: +44 (0)20 7678 8000

Exhibit No. 6

April 28, 2005

Dear Sirs

DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified by J C Nicholls, a director of the Company, that on April 28, 2005 he exercised an option over 2,263 shares granted at an exercise price of 428p per share under the Hanson's UK Inland Revenue approved savings related Sharesave Scheme.

Mr Nicholls has retained all the shares arising.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 29 April 2005

Number of ordinary shares purchased: 375,000

Volume weighted average price paid per share: 474.2p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 7,225,000 of its ordinary shares in treasury and has 729,743,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift                                  Jeremy Thompson
                  Hanson PLC                                  ABN AMRO Hoare Govett
                  Tel: +44 (0)20 7245 1245                    Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 3, 2005